UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-31219

ENERGY TRANSFER OPERATING, L.P.

(Exact name of registrant as specified in its charter)

8111 Westchester Drive, Suite 600

Dallas, Texas 75225

(214) 981-0700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7.375% Series C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units

7.625% Series D Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units

7.600% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

7.375% Series C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units: 0

7.625% Series D Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units: 0

7.600% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Energy Transfer LP (as successor by merger to Energy Transfer Operating, L.P.) has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ENERGY TRANSFER LP
(as successor by merger to Energy Transfer Operating, L.P.)

	By:	LE GP, LLC,
its general partner

Date: April 16, 2021	By:	/s/ Bradford D. Whitehurst
Name: Bradford D. Whitehurst
Title: Chief Financial Officer